UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For July 5, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 5, 2006 - Acquisition



                                                                     5 July 2006


               BUNZL ACQUIRES HEALTHCARE CONSUMABLES DISTRIBUTION
                               BUSINESS IN THE UK


Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Southern Syringe Services Limited and Universal Hospital Supplies Limited from John Denman and other members of his family.


The business, which is based in North London, is involved in the sale and distribution throughout the UK of healthcare related consumables to a variety of end users including the NHS, private hospitals and nursing homes. The consolidated revenue in the year ended December 2005 was GBP182 million and the gross assets acquired are expected to be approximately GBP55 million.


Commenting on the acquisition, Michael Roney, Chief Executive of Bunzl, said:

"The acquisition of Southern Syringe significantly expands our position in the growing healthcare consumables market. This important step broadens our product offering and customer base and gives us the opportunity to extend our business in this sector."



Enquiries:

Bunzl plc                                         Finsbury
Michael Roney, Chief Executive                    Roland Rudd
Brian May, Finance Director                       Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 05, 2006                          By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer